UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Oz. House LLC

Legal status of issuer

 Form
 Limited Liability Company

 Jurisdiction of Incorporation/Organization
 Texas

 Date of organization
 July 2, 2018

Physical address of issuer
10601 Ranch Road 2222, Suite H, Austin, TX 78730

Website of issuer
www.oztaphouse.com

Current number of employees
35

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$470,239.00	$589,747.78
Cash & Cash Equivalents	$61,232.00	$167,028.42
Accounts Receivable	$10,672.00	$0.00
Short-term Debt	$47,224.00	$199,546.05
Long-term Debt	$222,362.00	$451,450.59
Revenues/Sales	$2,767,044.00	$1,327,147.98
Cost of Goods Sold	$771,174.00	$752,935.65
Taxes Paid	$124,383.00	$109,675.74
Net Income	$250,983.00	-$26,731.77

04/25/2022

FORM C-AR

Oz. House LLC



     This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Oz. House LLC, a Texas Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.oztaphouse.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future

in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is 04/25/2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Oz. House LLC (the "Company") is a Texas Limited Liability Company, formed on July 2, 2018. The Company is currently also conducting business under the name of Assumed Name: Oz. Tap House.

The Company is located at 10601 Ranch Road 2222, Suite H, Austin, TX 78730.

The Company's website is www.oztaphouse.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our craft beer dispensing technology is becoming highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Krista Kanter who are Spouse of the Company. The Company has or intends to enter into employment agreements with Krista Kanter although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Krista Kanter or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The Company intends to use the proceeds from the Offering for unspecified working capital.
This means that the Company has ultimate discretion to use the proceeds as it sees fit and has chosen not to set forth any specific uses for you to evaluate. The net proceeds from this Offering will be used for the purposes, which our management deems to be in our best interests in order to address changed circumstances or opportunities. As a result of the foregoing, our success will be substantially dependent upon our discretion and judgment with respect to application and allocation of the net proceeds of this Offering. The Company may choose to use the proceeds in a manner that you do not agree with and you will have no recourse. A use of proceeds that does not further the Company's business and goals could harm the Company and its operations and ultimately cause an Investor to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Krista Kanter in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Krista Kanter die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.
Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We source certain packaging materials, such as kegs, bottles, cans, six-pack carriers, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.
Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

Most of our distribution relationships are governed by state laws that in certain respects may supersede the terms of any contractual relationships.
Under most of these state laws, distribution agreements for beer can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a beer supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the beer distribution industry, which could adversely affect the financial stability of distributors on which we rely.

The loss of our third-party distributors could impair our operations and substantially reduce our financial results.

We continually seek to expand distribution of our products by entering into distribution arrangements with regional bottlers or other direct store delivery distributors having established sales, marketing and distribution organizations. Many distributors are affiliated with and manufacture and/or distribute other beverage products. In many cases, such products compete directly with our products. The marketing efforts of our distributors are important for our success. If our brands prove to be less attractive to our existing distributors and/or if we fail to attract additional distributors and/or our distributors do not market and promote our products above the products of our competitors, our business, financial condition and results of operations could be adversely affected.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.
Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse affect on our revenues and financial results.

Reductions in sales of our products will have an adverse effect on our profitability and ability to generate cash to fund our business plan.
The following factors, among others, could affect continued market acceptance and profitability of our products:

• the introduction of competitive products;

• changes in consumer preferences among American food products;

• changes in consumer eating and snacking habits, including trends away from certain categories, including major allergen-free, gluten-free and non-GMO products;

• changes in awareness of the social effects of farming and food production;

• changes in consumer perception about trendy snack products;

• changes in consumer perception regarding the healthfulness of our products;

• the level and effectiveness of our sales and marketing efforts;

• any unfavorable publicity regarding food products or similar products;

• any unfavorable publicity regarding our brand;

• litigation or threats of litigation with respect to our products;

• the price of our products relative to other competing products;

• price increases resulting from rising commodity costs;

• any changes in government policies and practices related to our products, labeling and markets;

• regulatory developments affecting the manufacturing, labeling, marketing or use of our products;

• new science or research that disputes the healthfulness of our products; and

• adverse decisions or rulings limiting our ability to promote the benefits of popcorn products.

Adverse developments with respect to the sale of our products would significantly reduce our net sales and profitability and have a material adverse effect on our ability to maintain profitability and achieve our business plan.

As a food production company, all of our products must be compliant with regulations by the Food and Drug Administration (FDA).
We must comply with various FDA rules and regulations, including those regarding product manufacturing, food safety, required testing and appropriate labeling of our products. It is possible that regulations by the FDA and its interpretation thereof may change over time. As such, there is a risk that our products could become non-compliant with the FDA's regulations and any such non-compliance could harm our business.

Our products rely on independent certification that they are non-GMO, gluten-free or Kosher.
We rely on independent certification of our non-GMO, gluten-free and Kosher products and must comply with the requirements of independent organizations or certification authorities in order to label our products as such. Currently, the FDA does not directly regulate the labeling of Kosher or non-GMO products as such. The FDA has defined the term "gluten-free" and we must comply with the FDA's definition if we include this label on our products. Our products could lose their non-GMO and gluten-free certifications if our raw material suppliers lose their product certifications for those specified claims. We could also lose our Kosher product certification if a contract manufacturing plant is found to be in violation of required manufacturing or cleaning processes. The loss of any of these independent certifications, including for reasons outside of our control, could harm our business.

Ingredient and packaging costs are volatile and may rise significantly, which may negatively impact the profitability of our business.
Costs of ingredients and packaging are volatile and can fluctuate due to conditions that are difficult to predict, including global competition for resources, weather conditions, natural or man-made disasters, consumer demand and changes in governmental trade and agricultural programs. As such, any material upward movement in raw materials pricing could negatively impact our margins, if we are not able to pass these costs on to our customers, or sales if we are forced to increase our prices, which would adversely affect our business, results of operations and financial condition.

Our future business, results of operations and financial condition may be adversely affected by reduced availability of our core ingredients.

Our ability to ensure a continuing supply of our core ingredients at competitive prices depends on many factors beyond our control, such as the number and size of farms that grow crops, poor harvests, changes in national and world economic conditions and our ability to forecast our ingredient requirements. The beef and other ingredients used in our products are vulnerable to adverse weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes, hurricanes and pestilences. Adverse weather conditions and natural disasters can lower crop yields and reduce crop size and quality, which in turn could reduce the available supply of our core ingredients. If supplies of our core ingredients are reduced or there is greater demand for such ingredients, from us and others, we may not be able to obtain sufficient supply on favorable terms, or at all, which could impact our ability to supply products to distributors and retailers.

If our brand or reputation is damaged, the attractive characteristics that we offer retailers may diminish, which could diminish the value of our business.
We are currently an attractive brand for our customers because our products are high quality and generate a high level of retail sales at a premium margin relative to their shelf space. This is due to both our premium price point and our sales velocity. If our brand or reputation is damaged for any reason, consumers may no longer be willing to pay a premium price for our products and we may no longer be able to generate a high sales velocity at our then-current prices. If we no longer offer these characteristics, retailers may decrease their orders of our products and downgrade the in-store placement of our products, which could have an adverse effect on our business and results of operations.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Oz. Tap House - is a family friendly, casual dining establishment, suited for patrons seeking a place to socialize, while enjoying self-assist tap craft beer, wine and cider by the ounce. Patrons choose from a menu that mainly consists of gourmet craft burgers, chopped salads and help yourself ice cream that's mostly local, organic, and sustainable. After sampling the craft beer, wine and cider by the ounce and enjoying the restaurant's food options, patrons can choose a 32 Oz. beer Crowler of their choice to take home for further enjoyment.

Business Plan

Oz. Tap House utilizes self-serve metered tap technology from a company called Pour My Beer. Data tells story. While Pour My Beer can be incorporated into multiple industries and environments, they focus on the markets with the highest return on investment (ROI). Also, thanks to 73.7 million ounces worth of anonymous demographic data, they have identified clear patron personas. This valuable data enables operators to meet the self-serve needs of their patrons, which increases profit and ROI. Although Pour My Beer appeals to men and women, young and old, their aggregate data reveals that the typical patron is 32 years old, male, tech-savvy, and curious about new things—including premium beers. This customer demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences. The critical female demographic enjoys the freedom to make their own choices and prefer (in order), red wine, white wine and ciders. Finally, the loyalist demographic enjoys drinking light craft, is interested in volume vs price, and enjoys watching sports.

History of the Business

Sean and Krista Kanter have previously filed for Chapter 7 bankruptcy. Discharged 05/29/2012

The Company's Products and/or Services

Product / Service	Description	Current Market
Self-Serve Beer, Wine, Cocktail Tap Wall with Counter Order Menu	We are Texas' first legal self-pour establishment, where patrons can sample and pour their own beer, wine and cocktails by the ounce; also offering burgers, bites and salads.	We are a family friendly establishment, catering to young 'explorers' to the seasoned veteran. Although self pour appeals to men and women, young and old, our target patron is 32 years old, male, tech-savvy, and curious about new things including premium beers. This demographic visits the beer wall 5.5 times per visit, pours 4.7 ounces at a time, and is willing to invest in experiences.

Oz. Tap House grows through innovation and marketing. Our first store is utilizing a fully integrated point of sale POS system, that offers counter order, a self pouring beer, wine and cocktail wall. Oz. utilized Toasttab POS solutions in conjunction with PourMyBeer self pour tap wall system. Toast integrates, not only Pour my Beer, but gives the Company an online ordering presence for our website, connect with our online delivery services, and most importantly the ability to gather patron data for marketing.

Oz. Tap House's revenue is mostly walk-in business, since we are a brick and mortar. However, we just launched online deliver through Uber Eats, GrubHub and DoorDash. We utilize Otter to consolidate all three delivery companies on one dashboard through our kitchen display screens. As previously stated, we are introducing Toast POS along with their online ordering system on our website. We are also exploring an online branding store to add to our website as an additional stream of revenue.

Competition

The Company's primary competitors are There is competition in the area, and the immediate, most notable, existing choices include: Mandola's Italian Kitchen, Red Horn Coffee House and Brewing Co., The League Kitchen and Tavern. .

Mandola's Italian Kitchen - This store is located in the Shops at Presidio, in the same center as Oz. Tap House. We share the same common area. Mandola's is a family friendly counter order restaurant. This conveniently matches our family friendly model. Red Horn Coffee House and Brewing Co. - This joint is always a packed house. That's why we chose to partner with them and give them a couple taps on our self-pour beer wall! They are right down the street from us. Yes, they are beer competition, but once again, we complement each other being in the same area, bouncing from one pub to the next! The League Kitchen & Tavern - A Rollicking restaurant offering creative New American fare & drinks in airy surroundings. Looks good.

Customer Base

Our customers are our neighbors and local residents who appreciate our quality cuisine and dining experience as well as destination diners who have heard about our restaurant via word of mouth or certain advertising channels.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following regulatory approvals:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Restaurant	City of Austin	Permit to operate a food enterprise		January 30, 2019
Restaurant	City of Austin	Wine and Beer Retailers Permit		November 6, 2018
Restaurant	City of Austin Development Services Dept	Occupant Load Card		February 19, 2019
Restaurant	Comptroller.Texas.Gov	Texas Sales and Use Tax Permit		November 18, 2018
Restaurant	Texas Alcoholic Beverage Commission	Mixed Beverage Permit		January 19, 2021

Oz. Tap House is the first legal self-serve beer and wine establishment in Texas. As of February 1st, 2019, Self-Serve Alcohol has been legalized on a case by case basis. Please see link below for details. https://www.tabc.texas.gov/marketing_practices/advisories/MPA058.pdf

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
Kanter Companies LLC	Oz. House Holdings LLC is a fully owned and operated by Sean Kanter. Oz. House Holdings LLC owns 100% of Oz House LLC .	1	$0.00

Other

The Company's principal address is 10601 Ranch Road 2222, Suite H, Austin, TX 78730

The Company has the following additional addresses:

The Company conducts business in .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Odette Enterprises, LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates

John Odette – President July 2, 2018 – September 2, 2021

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Strategy Officer

Name

Oz. House Holdings LLC

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Sean Kanter **-** Owner July 2, 2018 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Owner Operators Sean will run day to day operations until Oz. House is profitable, systems are streamlined, and the right team of employees are on the bus.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Texas law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 35 employees in TX, USA.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
		January 1, 0001	

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class C Notes/Bonds
Amount outstanding	87,531
Voting Rights	NA
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

Type of security	Promissory Notes (Revenue Sharing Interests) Promissory Notes (Revenue Sharing Interests)
Amount outstanding	0
Voting Rights	N/A
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Notes
Name of creditor	Microventures
Amount outstanding	$87,531.00
Interest rate and payment schedule	0%
Amortization schedule	2.5% of sales paid quarterly
Describe any collateral or security	Security Class C
Maturity date	March 31, 2023
Other material terms	n/a

Type of debt	lease
Name of creditor	Centrafunding
Amount outstanding	$9,000.00
Interest rate and payment schedule	0%
Amortization schedule	746.46
Describe any collateral or security	equipment
Maturity date	March 11, 2023
Other material terms	n/a

Type of debt	Notes
Name of creditor	SBA EIDL
Amount outstanding	$150,000.00
Interest rate and payment schedule	2.75%
Amortization schedule	$1000
Describe any collateral or security	N/A
Maturity date	
Other material terms	n/a

The total amount of outstanding debt of the company is $246,531.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Promissory Notes (Revenue Sharing Interests) Promissory Notes	295	$107,000.00	Running	February 1, 2018	Regulation CF

(Revenue Sharing Interests)				

Ownership

Kanter Companies LLC has 51% of Oz. House LLC. Odette Enterprises LLC has 49% of Oz. House LLC. as of 2020. In 2021 the company structure has changed. Kanter Comapnies LLC owns 100% of Oz. House Holdings LLC. Oz. House Holdings owns 100% of Oz. House LLC (Oz. Tap House) Oz. House LLC bought out Odette Enterprises LLC in 2021 :)

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Oz. House Holdings LLC	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$1,341,155.00	-$1,024.00	$0.00

Operations

Our first location is up and running with the help of a private investor, loans and leases. We are currently operating at a loss until we pay off our liabilities and continue to gather more investments for subsequent locations and as sales organically increase. More locations will yield better profit margins as we spread executive salaries and other general operating expenses across P&L's. Most of our liabilities are at a manageable point where we are seeing a annual profit in year 3. This will be the last filing because we will be paying this loan off by the end of the year. We are self funding the second location.

Profitability will be improved on as our sales continue to increase and our liabilities continue to be paid down. This will be attained through marketing, innovation and consistency. Word of mouth has spread and we are thriving.

Liquidity and Capital Resources

On November 09, 2019 the Company conducted an offering pursuant to Regulation CF and raised $107,000.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

None.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

None

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Sean Kanter
(Signature)

Sean Kanter
(Name)

Chief Executive Member and Owner
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Kanter Companies
(Signature)

Kanter Companies
(Name)

Chief Executive Member
(Title)

04/25/2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Kanter Companies, being the founder of Oz. House LLC, a Limited Liability Company (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns for the year ending December 31, 2021, any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Kanter Companies
(Signature)

Kanter Companies
(Name)

Chief Executive Member
(Title)

04/25/2022
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

Balance Sheet

Oz. House LLC - Riverplace, Entity #1

Current Year as of 12/31/2020   Prior Year as of 12/31/2020

		Current Year	Prior Year	Variance
Assets				
Cash				
1100-000	United Heritage Checking 81	65,454.85	65,454.85	
1100-001	United Heritage Savings 00	17.96	17.96	
1100-002	United Heritage Sales Tax 03	101,052.50	101,052.50	
1100-003	Clearchoice Checking 031	3.11	3.11	
1100-004	Bill.com Money Out Clearing	500.00	500.00	
		$167,028.42	$167,028.42	
Clearing Accounts				
1300-000	3rd Party Clearing (DSR)	8.84	8.84	
1300-001	CardConnect Clearing	7,958.12	7,958.12	
1300-002	Voucher Clearing	127.33	127.33	
1300-003	Doordash Clearing	1,989.90	1,989.90	
1300-004	Grubhub Clearing	1,642.12	1,642.12	
1300-006	Ubereats Clearing	878.38	878.38	
		$12,604.69	$12,604.69	
Current Assets				
1200-000	Prepaid Expenses	11,954.56	11,954.56	
1200-001	Rent Deposit	11,698.75	11,698.75	
1200-002	Security Deposit	2,761.70	2,761.70	
1200-003	Employee Advances	184.75	184.75	
1200-004	Overpaid Wages	-444.14	-444.14	
		$26,155.62	$26,155.62	
Fixed Assets				
1400-000	Furnitures and Fixtures	28,359.32	28,359.32	
1400-001	Machinery and Equipment	292,308.35	292,308.35	
1400-002	Leasehold Improvements	232,839.43	232,839.43	
1999-000	A/D - Furniture	-8,864.81	-8,864.81	
1999-001	A/D - Machinery and Equipent	-125,506.10	-125,506.10	
1999-002	A/D - Leasehold Improvements	-35,177.14	-35,177.14	
		$383,959.05	$383,959.05	
	Total Assets:	**$589,747.78**	**$589,747.78**	
Liabilities and Owner's Equity				
Accounts Payable				
2099-000	Accounts Payable	28,577.06	28,577.06	
		$28,577.06	$28,577.06	
Current Liabilities				
2100-001	Gift Card Liability	8,705.37	8,705.37	
2100-003	Accrued Expenses	9,141.80	9,141.80	
2100-004	Rounding	69.72	69.72	
2100-050	Payroll Liability	288.64	288.64	
2100-051	Accrued Salaries and Wages	6,638.21	6,638.21	
2100-052	Accrued Payroll Taxes	740.33	740.33	
2100-053	Health Insurance Payable	-562.48	-562.48	
2200-000	CC Capital One Credit Card	23,481.86	23,481.86	
2200-001	CC American Express Credit Card	7,068.45	7,068.45	
		$55,571.90	$55,571.90	

Balance Sheet

Oz. House LLC - Riverplace, Entity #1

Current Year as of 12/31/2020   Prior Year as of 12/31/2020

		Current Year	Prior Year	Variance
Liabilities and Owner's Equity				
Other Liabilities				
2300-000	N/P SBA Paycheck Protection PPP	109,469.00	109,469.00	
2300-001	N/P SBA Economic Injury EIDL	150,000.00	150,000.00	
2400-000	N/P AAA CC LOC (BOA 8160)	7,314.08	7,314.08	
2400-001	N/P Amur Equipment Lease	31,376.81	31,376.81	
2400-002	N/P BBVA Loan 5311	8,443.62	8,443.62	
2400-003	N/P Centra Equipment Lease 9909	18,800.32	18,800.32	
2400-004	N/P John Odette LOC (BBVA 2398)	122,074.68	122,074.68	
2400-005	N/P MicroVenture Promissory Note	90,387.34	90,387.34	
2400-006	N/P Pawnee Equipment Lease 4524	13,137.00	13,137.00	
2400-007	N/P TimePayment Equip. Lease 8059	9,916.74	9,916.74	
2400-008	N/P Stonemark Loan	5,928.09	5,928.09	
		$566,847.68	$566,847.68	
Owner's Equity				
3100-000	John Odette Equity	214,978.31	214,978.31	
3100-001	John Odette Draw	-75,000.00	-75,000.00	
3110-000	Sean Kanter Equity	167,342.78	167,342.78	
3110-001	Sean Kanter Draw	-148,520.86	-148,520.86	
3500-000	Retained Earnings	-203,317.32	-203,317.32	
	Current Earnings	-16,731.77	-16,731.77	
		($61,248.86)	($61,248.86)	
	Total Liabilities and O/E:	**$589,747.78**	**$589,747.78**	
	OUT OF BALANCE	**$0.00**	**$0.00**	

Balance Sheet

Oz. House LLC - Riverplace, Entity #1

Current Year as of 12/31/2021   Prior Year as of 12/31/2021

			Current Year	Prior Year	Variance
Assets					
Cash					
1100-008	PNC Bank - Operating		53,206.07	53,206.07	
1100-100	Cash		8,026.88	8,026.88	
			$61,232.95	$61,232.95	
Accounts Receivable					
1100-210	A/R - Customers		10,672.95	10,672.95	
			$10,672.95	$10,672.95	
Current Assets					
1200-000	Prepaid Expenses		885.00	885.00	
1200-001	Rent Deposit		11,698.75	11,698.75	
1200-002	Security Deposit		2,761.70	2,761.70	
1200-003	Employee Advances		184.75	184.75	
1800-002	I/C - Oz. Holdings		24,950.84	24,950.84	
1800-003	I/C - Kanter Companies		-23,702.50	-23,702.50	
2000-101	Keg Return/Deposit		1,249.00	1,249.00	
			$18,027.54	$18,027.54	
Fixed Assets					
1400-000	Furnitures and Fixtures		36,153.17	36,153.17	
1400-001	Machinery and Equipment		312,677.75	312,677.75	
1400-002	Leasehold Improvements		239,823.95	239,823.95	
1999-000	A/D - Furniture		-16,658.66	-16,658.66	
1999-001	A/D - Machinery and Equipent		-149,528.53	-149,528.53	
1999-002	A/D - Leasehold Improvements		-42,161.66	-42,161.66	
			$380,306.02	$380,306.02	
		Total Assets:	$470,239.46	$470,239.46	
Liabilities and Owner's Equity					
Accounts Payable					
2099-000	Accounts Payable		1,822.09	1,822.09	
			$1,822.09	$1,822.09	
Current Liabilities					
2100-000	Sales Tax Liability		5,369.60	5,369.60	
2100-001	Gift Card Liability		14,348.40	14,348.40	
2100-002	Charged Tips Withheld		8,664.58	8,664.58	
2100-051	Accrued Salaries and Wages		9,508.06	9,508.06	
2100-053	Health Insurance Payable		3,617.45	3,617.45	
2200-001	CC American Express Credit Card		1,165.83	1,165.83	
2200-010	CC Capital One - 3164		56.81	56.81	
2200-020	CC Capital One - 5496		2,672.06	2,672.06	
			$45,402.79	$45,402.79	
Other Liabilities					
1400-004	N/P - Innovative Tap (Pour My Beer)		3,603.15	3,603.15	
2300-001	N/P SBA Economic Injury EIDL		150,000.00	150,000.00	
2400-002	N/P BBVA Loan 5311		5,837.74	5,837.74	
2400-003	N/P Centra Equipment Lease 9909		8,855.08	8,855.08	
2400-005	N/P MicroVenture Promissory Note		44,934.47	44,934.47	
2400-006	N/P Pawnee Equipment Lease 4524		7,207.81	7,207.81	

Balance Sheet

Oz. House LLC - Riverplace, Entity #1
Current Year as of 12/31/2021   Prior Year as of 12/31/2021

			Current Year	Prior Year	Variance
Liabilities and Owner's Equity					
Other Liabilities					
2400-007	N/P TimePayment Equip. Lease 8059		1,924.35	1,924.35	
			$222,362.60	$222,362.60	
Owner's Equity					
3110-000	Sean Kanter Equity		166,321.16	166,321.16	
3110-001	Sean Kanter Draw		-149,503.08	-149,503.08	
3500-000	Retained Earnings		-220,049.09	-220,049.09	
3500-100	Treasury Equity		152,899.89	152,899.89	
	Current Earnings		250,983.10	250,983.10	
			$200,651.98	$200,651.98	
	Total Liabilities and O/E:		**$470,239.46**	**$470,239.46**	
	OUT OF BALANCE		**$0.00**	**$0.00**	

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2020 to 12/31/2020   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Sales			
SALES - Food			
1000-001	SALES - Food	696,481.79	53.38 %
1000-002	SALES - Doordash		0.00 %
1000-003	SALES - Grubhub		0.00 %
1000-004	SALES - Postmates		0.00 %
1000-005	SALES - Ubereats		0.00 %
1000-999	SALES - Food Delivery	224,323.79	17.19 %
9999-000	Food Discounts	-10,266.82	-0.79 %
Total SALES - Food		**$910,538.76**	**69.78 %**
Management Fees Received			
1001-000	Riverplace Management Fees		0.00 %
Total Management Fees Received			**0.00 %**
SALES - Beverage			
1000-030	SALES - N/A Beverage	48,840.42	3.74 %
1000-031	SALES - Beer	334,849.82	25.66 %
1000-032	SALES - Liquor		0.00 %
1000-033	SALES - Wine		0.00 %
9999-004	Liquor Disounts	-2,086.32	-0.16 %
9999-005	Beer Discounts		0.00 %
9999-006	Wine Discounts		0.00 %
9999-007	NA Beverage Discounts		0.00 %
Total SALES - Beverage		**$381,603.92**	**29.25 %**
SALES - Retail			
1000-050	SALES - Merchandise	493.16	0.04 %
Total SALES - Retail		**$493.16**	**0.04 %**
SALES - Other			
1000-998	SALES - Other	14,434.39	1.11 %
9999-001	Other Discounts	-2.20	0.00 %
9999-002	Promotions	-2,237.78	-0.17 %
9999-003	Refunds	-18.48	0.00 %
Total SALES - Other		**$12,175.93**	**0.93 %**
Total Sales		**$1,304,811.77**	**100.00 %**
Cost of Sales			
Cost of Sales - Food			
2000-001	COS - Food	295,024.63	22.61 %
2000-002	COS - Dairy		0.00 %
2000-003	COS - Produce		0.00 %
2000-004	COS - Condiment		0.00 %
2000-005	COS - Grocery		0.00 %
2000-006	COS - Protein Meat		0.00 %
2000-007	COS - Protein Chicken/Poultry		0.00 %
2000-008	COS - Other Food		0.00 %
2000-009	COS - Sauce/Dressing		0.00 %
2000-010	COS - Oil		0.00 %
2000-011	COS - Spice		0.00 %
2000-012	COS - Protein Seafood		0.00 %
2000-013	COS - Starch Food		0.00 %
2000-014	COS - Bakery		0.00 %
Total Cost of Sales - Food		**$295,024.63**	**22.61 %**

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2020 to 12/31/2020   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Cost of Sales - Beverage			
2000-000	COS - Liquor	141,647.72	10.86 %
2000-030	COS - N/A Beverage		0.00 %
2000-031	COS - Beer		0.00 %
2000-033	COS - Wine		0.00 %
2000-034	COS - Bar Grocery		0.00 %
2000-100	COS - CO2		0.00 %
Total Cost of Sales - Beverage		$141,647.72	10.86 %
Cost of Sales - Other			
2000-015	COS - Retail		0.00 %
2000-060	COS - Merchandise	1,486.68	0.11 %
Total Cost of Sales - Other		$1,486.68	0.11 %
Total Cost of Sales		$438,159.03	33.58 %
Gross Profit		$866,652.74	66.42 %
Expenses			
Management Payroll			
3000-001	Officer	106,538.59	8.17 %
3000-002	Manager		0.00 %
Total Management Payroll		$106,538.59	8.17 %
FOH Payroll			
3000-020	Front of House	119,355.62	9.15 %
Total FOH Payroll		$119,355.62	9.15 %
BOH Payroll			
3000-040	Back of House	122,976.70	9.42 %
3000-041	Line Cook		0.00 %
3000-042	Dishwasher		0.00 %
Total BOH Payroll		$122,976.70	9.42 %
Marketing Payroll			
3000-050	Marketing Labor		0.00 %
Total Marketing Payroll			0.00 %
Employee Benefits			
3000-080	Health Insurance	5,680.49	0.44 %
3000-082	Business and Employee Meals	996.92	0.08 %
Total Employee Benefits		$6,677.41	0.51 %
Taxes Payroll			
3000-060	Payroll Taxes	48,472.57	3.71 %
3000-061	Medicare ER Expense		0.00 %
3000-062	Social Security ER Expense		0.00 %
3000-063	Federal Unemployment Tax		0.00 %
3000-064	State Unemployment Tax		0.00 %
Total Taxes Payroll		$48,472.57	3.71 %
Total Expenses		$404,020.89	30.96 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2020 to 12/31/2020   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Total Operating Income (Loss)		**$462,631.85**	**35.46 %**

Other Expenses

Janitorial Operating Expenses

4000-000	Kitchen Cleaning	3,777.23	0.29 %
4000-001	Janitorial Expenses		0.00 %
4000-002	Janitorial - Paper		0.00 %
4000-003	Janitorial - Linen		0.00 %
4000-004	Janitorial - Soaps/Chemical		0.00 %
4000-005	Janitorial - Bags		0.00 %
4000-006	Janitorial - Window Cleaning		0.00 %
Total Janitorial Operating Expenses		$3,777.23	0.29 %

Non-Controllable Operating Expenses

5000-000	FINTECH Service Charge		0.00 %
5000-001	Bank Service Charges	43.19	0.00 %
5000-002	Finance Charge	4,060.49	0.31 %
5000-009	Membership Fees		0.00 %
5000-010	Merchant Fees	46,463.47	3.56 %
5000-011	POS Fees		0.00 %
5000-019	Delivery Fees	64,509.31	4.94 %
5000-020	Delivery Fees - Doordash		0.00 %
5000-021	Delivery Fees - Grubhub		0.00 %
5000-023	Delivery Fees - Ubereats		0.00 %
5000-030	License and Permits Expense	8,830.59	0.68 %
5000-040	Sales Tax Paid Expense	1,459.22	0.11 %
5000-042	Business Property Tax	2,453.65	0.19 %
5000-043	Corporate Income Tax	118.04	0.01 %
7000-006	Other Fees		0.00 %
Total Non-Controllable Operating Expenses		$127,937.96	9.81 %

Other Operating Expenses

3000-070	Loss on Payroll		0.00 %
6000-000	Freight/Shipping Expense	562.75	0.04 %
6000-001	Auto Expenses	39.34	0.00 %
6000-002	Meals	1,011.90	0.08 %
6000-003	Music and Entertainment	3,063.12	0.23 %
6000-004	Tips Expense	252.01	0.02 %
6000-005	Uniforms	11,292.13	0.87 %
6000-006	Postage	114.55	0.01 %
6000-007	Security/Alarm	698.92	0.05 %
6000-008	Computer Software	15,122.60	1.16 %
6000-009	Cloud Services		0.00 %
6000-050	Equipment Rental/Leased		0.00 %
6000-051	Employee Reimbursement		0.00 %
6000-100	X-Expenses		0.00 %
Total Other Operating Expenses		$32,157.32	2.46 %

Professional Fees

7000-001	Legal Fees	5,732.50	0.44 %
7000-002	Accounting/Bookkeeping Fees	19,818.29	1.52 %
7000-003	Payroll Service Charge	3,204.40	0.25 %
7000-004	Hiring and Recruitment	49.00	0.00 %
7000-005	Professional Fees		0.00 %
Total Professional Fees		$28,804.19	2.21 %

Other Expenses

9401-002	Return of Capital - MicroVenture	11,677.26	0.89 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2020 to 12/31/2020   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Other Expenses			
9401-004	Education and Seminars	261.90	0.02 %
Total Other Expenses		$11,939.16	0.92 %
Supplies			
8000-000	Restaurant Expenses/Supplies	32,014.93	2.45 %
8000-001	Computer Supplies/Equipment	8,460.33	0.65 %
8000-002	Furniture and Equipment < $2,500	7,527.06	0.58 %
8000-003	Tools and Equipment < $2,500	102.84	0.01 %
8000-010	SUP - Kitchen Supplies	7,496.59	0.57 %
8000-011	SUP - Office Supplies	4,619.31	0.35 %
8000-014	SUP - Bar Supplies		0.00 %
8000-015	Propane/Butane		0.00 %
Total Supplies		$60,221.06	4.62 %
Supplies - Disposable			
8000-100	Disposable Other		0.00 %
8000-101	Disposable Bags		0.00 %
8000-103	Disposable Plates/Bowls		0.00 %
8000-104	Disposable Cups		0.00 %
8000-105	Disposable Cutlery/Napkins		0.00 %
Total Supplies - Disposable			0.00 %
Marketing & Public Relations			
9000-000	Advertising and Promotion	4,701.94	0.36 %
9000-001	Printing and Reproduction	488.34	0.04 %
9000-002	Gifts	446.32	0.03 %
9000-004	Charitable Donations	856.73	0.07 %
Total Marketing & Public Relations		$6,493.33	0.50 %
Utilities			
9100-000	Cable/Internet	4,136.61	0.32 %
9100-001	Electricity	13,044.03	1.00 %
9100-002	Gas	4,200.53	0.32 %
9100-003	Telephone	2,599.77	0.20 %
9100-004	Waste Removal/Trash	803.00	0.06 %
Total Utilities		$24,783.94	1.90 %
Administrative and General Expenses			
9400-000	Interest Expense	9,818.04	0.75 %
9400-001	Penalties and Fines	15.00	0.00 %
9400-002	Dues and Subscriptions	809.17	0.06 %
9400-003	Cash - Over/Short	4.03	0.00 %
9400-004	Other Insurance	1,331.71	0.10 %
9400-005	Travel Expense	2.25	0.00 %
Total Administrative and General Expenses		$11,980.20	0.92 %
Repairs & Maintenance			
9200-000	MAINT - Facility Repairs/Maint.	14,745.43	1.13 %
9200-001	MAINT - Kitchen Equipment		0.00 %
9200-003	MAINT - Air Cond./Refrigeration		0.00 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2020 to 12/31/2020   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	**% of Sales**
Repairs & Maintenance			
9200-005	MAINT - Pest Control		0.00 %
9200-006	MAINT - Electrical and Mechanical		0.00 %
9200-007	MAINT - Grounds Maintenance	388.19	0.03 %
9200-008	MAINT - Safety Equipment		0.00 %
Total Repairs & Maintenance		$15,133.62	1.16 %
Occupancy Expenses			
9300-000	Rent	98,360.32	7.54 %
9300-001	Storage	172.63	0.01 %
9300-002	Insurance - Business	17,344.36	1.33 %
Total Occupancy Expenses		$115,877.31	8.88 %
Depreciation & Amortization Expenses			
9400-100	Depreciation Expense	78,052.27	5.98 %
Total Depreciation & Amortization Expenses		$78,052.27	5.98 %
Management Fees			
6500-000	Management Fees		0.00 %
Total Management Fees			0.00 %
Total Other Expenses		**$517,157.59**	**39.63 %**
Other Income			
Other Income			
9401-003	Other Income	27,793.97	2.13 %
9401-005	EIDL Advance	10,000.00	0.77 %
Total Other Income		$37,793.97	2.90 %
Total Other Income		**$37,793.97**	**2.90 %**
Net Income (Loss)		**($16,731.77)**	**-1.28 %**

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Sales			
SALES - Food			
1000-001	SALES - Food	1,390,703.40	55.78 %
1000-002	SALES - Doordash	85,020.55	3.41 %
1000-003	SALES - Grubhub	40,573.05	1.63 %
1000-004	SALES - Postmates	243.75	0.01 %
1000-005	SALES - Ubereats	104,101.33	4.18 %
1000-999	SALES - Food Delivery	153,466.91	6.15 %
9999-000	Food Discounts	-63,354.48	-2.54 %
Total SALES - Food		$1,710,754.51	68.61 %
Management Fees Received			
1001-000	Riverplace Management Fees		0.00 %
Total Management Fees Received			0.00 %
SALES - Beverage			
1000-030	SALES - N/A Beverage	66,739.81	2.68 %
1000-031	SALES - Beer	531,238.91	21.31 %
1000-032	SALES - Liquor	110,154.05	4.42 %
1000-033	SALES - Wine	75,809.73	3.04 %
9999-004	Liquor Disounts	-2,972.17	-0.12 %
9999-005	Beer Discounts	-677.05	-0.03 %
9999-006	Wine Discounts	-81.75	0.00 %
9999-007	NA Beverage Discounts	-272.46	-0.01 %
Total SALES - Beverage		$779,939.07	31.28 %
SALES - Retail			
1000-050	SALES - Merchandise	3,225.00	0.13 %
Total SALES - Retail		$3,225.00	0.13 %
SALES - Other			
9999-001	Other Discounts	-1.24	0.00 %
9999-002	Promotions	-510.00	-0.02 %
9999-003	Refunds	-5.95	0.00 %
Total SALES - Other		($517.19)	-0.02 %
Total Sales		**$2,493,401.39**	100.00 %
Cost of Sales			
Cost of Sales - Food			
2000-001	COS - Food	292,650.89	11.74 %
2000-002	COS - Dairy	16,577.81	0.66 %
2000-003	COS - Produce	42,184.14	1.69 %
2000-004	COS - Condiment	47.83	0.00 %
2000-005	COS - Grocery	16,920.72	0.68 %
2000-006	COS - Protein Meat	49,223.31	1.97 %
2000-007	COS - Protein Chicken/Poultry	53,842.39	2.16 %
2000-008	COS - Other Food	22,338.60	0.90 %
2000-009	COS - Sauce/Dressing	10,921.01	0.44 %
2000-010	COS - Oil	8,628.81	0.35 %
2000-011	COS - Spice	3,510.63	0.14 %
2000-012	COS - Protein Seafood	15,603.09	0.63 %
2000-013	COS - Starch Food	15,348.02	0.62 %
2000-014	COS - Bakery	2,382.11	0.10 %
Total Cost of Sales - Food		$550,179.36	22.07 %

Profit & Loss
Oz. House LLC - Riverplace, Entity #1
Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Cost of Sales - Beverage			
2000-000	COS - Liquor	126,542.29	5.08 %
2000-030	COS - N/A Beverage	16,962.68	0.68 %
2000-031	COS - Beer	52,299.75	2.10 %
2000-033	COS - Wine	16,766.33	0.67 %
2000-034	COS - Bar Grocery	1,559.66	0.06 %
2000-100	COS - CO2	3,182.26	0.13 %
Total Cost of Sales - Beverage		$217,312.97	8.72 %
Cost of Sales - Other			
2000-015	COS - Retail	438.09	0.02 %
2000-060	COS - Merchandise	3,243.62	0.13 %
Total Cost of Sales - Other		$3,681.71	0.15 %
Total Cost of Sales		$771,174.04	30.93 %
Gross Profit		$1,722,227.35	69.07 %
Expenses			
Management Payroll			
3000-001	Officer	129,374.15	5.19 %
3000-002	Manager	145,739.26	5.84 %
Total Management Payroll		$275,113.41	11.03 %
FOH Payroll			
3000-020	Front of House	137,782.13	5.53 %
Total FOH Payroll		$137,782.13	5.53 %
BOH Payroll			
3000-040	Back of House	37,062.12	1.49 %
3000-041	Line Cook	32,997.51	1.32 %
3000-042	Dishwasher	1,331.36	0.05 %
Total BOH Payroll		$71,390.99	2.86 %
Marketing Payroll			
3000-050	Marketing Labor	18,762.94	0.75 %
Total Marketing Payroll		$18,762.94	0.75 %
Employee Benefits			
3000-080	Health Insurance	15,375.82	0.62 %
3000-081	Mileage Reimbursement	350.00	0.01 %
3000-082	Business and Employee Meals	622.44	0.02 %
3000-083	Bonus	24,186.29	0.97 %
Total Employee Benefits		$40,534.55	1.63 %
Taxes Payroll			
3000-060	Payroll Taxes	26,475.98	1.06 %
3000-061	Medicare ER Expense	8,211.27	0.33 %
3000-062	Social Security ER Expense	37,563.94	1.51 %
3000-063	Federal Unemployment Tax	965.79	0.04 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	**% of Sales**
Taxes Payroll			
3000-064	State Unemployment Tax	611.72	0.02 %
Total Taxes Payroll		$73,828.70	2.96 %
Total Expenses		**$617,412.72**	**24.76 %**
Total Operating Income (Loss)		**$1,104,814.63**	**44.31 %**

Other Expenses

Janitorial Operating Expenses

4000-000	Kitchen Cleaning	2,894.37	0.12 %
4000-001	Janitorial Expenses	13,764.56	0.55 %
4000-002	Janitorial - Paper	2,028.92	0.08 %
4000-003	Janitorial - Linen	4,056.65	0.16 %
4000-004	Janitorial - Soaps/Chemical	2,262.58	0.09 %
4000-005	Janitorial - Bags		0.00 %
4000-006	Janitorial - Window Cleaning	1,050.03	0.04 %
Total Janitorial Operating Expenses		$26,057.11	1.05 %

Non-Controllable Operating Expenses

500-041	Franchise tax		0.00 %
5000-000	FINTECH Service Charge	330.00	0.01 %
5000-001	Bank Service Charges	199.75	0.01 %
5000-002	Finance Charge		0.00 %
5000-003	Bill.com Service Charge	142.09	0.01 %
5000-009	Membership Fees	125.00	0.01 %
5000-010	Merchant Fees	78,234.10	3.14 %
5000-011	POS Fees	4,669.43	0.19 %
5000-019	Delivery Fees	45,247.49	1.81 %
5000-020	Delivery Fees - Doordash	25,141.06	1.01 %
5000-021	Delivery Fees - Grubhub	13,502.67	0.54 %
5000-023	Delivery Fees - Ubereats	31,518.28	1.26 %
5000-025	OTTER Service Charge	700.00	0.03 %
5000-030	License and Permits Expense	3,875.16	0.16 %
5000-040	Sales Tax Paid Expense	33,526.96	1.34 %
5000-041	Mixed Beverage Gross Receipts Tax	17,027.79	0.68 %
5000-042	Business Property Tax		0.00 %
7000-006	Other Fees	2,230.34	0.09 %
Total Non-Controllable Operating Expenses		$256,470.12	10.29 %

Other Operating Expenses

3000-070	Loss on Payroll		0.00 %
6000-000	Freight/Shipping Expense	1,729.02	0.07 %
6000-001	Auto Expenses	412.66	0.02 %
6000-002	Meals	2,815.55	0.11 %
6000-003	Music and Entertainment	6,574.66	0.26 %
6000-004	Tips Expense	20.20	0.00 %
6000-005	Uniforms	10,418.11	0.42 %
6000-006	Postage	10.71	0.00 %
6000-007	Security/Alarm	693.92	0.03 %
6000-008	Computer Software	21,091.80	0.85 %
6000-009	Cloud Services	854.59	0.03 %
6000-010	Flowers and Decorations	180.34	0.01 %
6000-050	Equipment Rental/Leased	1,531.50	0.06 %
6000-051	Employee Reimbursement	2,687.88	0.11 %
6000-100	X-Expenses	2,196.95	0.09 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Other Operating Expenses			
6000-998	Credit Card Expenses	1,762.21	0.07 %
6000-999	Tips Holding		0.00 %
Total Other Operating Expenses		$52,980.10	2.12 %
Professional Fees			
7000-001	Legal Fees	3,616.35	0.15 %
7000-002	Accounting/Bookkeeping Fees	34,255.19	1.37 %
7000-003	Payroll Service Charge	7,145.89	0.29 %
7000-004	Hiring and Recruitment	570.00	0.02 %
7000-005	Professional Fees	19,932.89	0.80 %
Total Professional Fees		$65,520.32	2.63 %
Other Expenses			
9401-002	Return of Capital - MicroVenture	9,208.89	0.37 %
Total Other Expenses		$9,208.89	0.37 %
Supplies			
8000-000	Restaurant Expenses/Supplies	29,882.19	1.20 %
8000-001	Computer Supplies/Equipment	5,168.50	0.21 %
8000-002	Furniture and Equipment < $2,500	3,020.13	0.12 %
8000-003	Tools and Equipment < $2,500	126.65	0.01 %
8000-010	SUP - Kitchen Supplies	11,495.42	0.46 %
8000-011	SUP - Office Supplies	3,251.24	0.13 %
8000-012	SUP - China & Glassware	109.84	0.00 %
8000-013	SUP - Silverware	198.61	0.01 %
8000-014	SUP - Bar Supplies	1,708.90	0.07 %
8000-015	Propane/Butane	310.16	0.01 %
8000-016	SUP - Health/Safety	68.96	0.00 %
Total Supplies		$55,340.60	2.22 %
Supplies - Disposable			
8000-100	Disposable Other	19,480.44	0.78 %
8000-101	Disposable Bags	2,435.92	0.10 %
8000-102	Dissposable Catering	130.21	0.01 %
8000-103	Disposable Plates/Bowls	4,110.87	0.16 %
8000-104	Disposable Cups	2,820.45	0.11 %
8000-105	Disposable Cutlery/Napkins	295.34	0.01 %
8000-106	Disposable - Paper	3,879.20	0.16 %
Total Supplies - Disposable		$33,152.43	1.33 %
Marketing & Public Relations			
9000-000	Advertising and Promotion	4,455.47	0.18 %
9000-001	Printing and Reproduction	1,739.34	0.07 %
9000-002	Gifts	36.78	0.00 %
9000-003	Online Marketing	118.29	0.00 %
9000-004	Charitable Donations		0.00 %
Total Marketing & Public Relations		$6,349.88	0.25 %
Utilities			
9100-000	Cable/Internet	5,136.00	0.21 %
9100-001	Electricity	14,700.32	0.59 %
9100-002	Gas	5,937.29	0.24 %
9100-003	Telephone	6,051.21	0.24 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1

Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Utilities			
9100-004	Waste Removal/Trash	660.00	0.03 %
Total Utilities		$32,484.82	1.30 %
Administrative and General Expenses			
9400-000	Interest Expense	2,475.07	0.10 %
9400-001	Penalties and Fines	760.10	0.03 %
9400-002	Dues and Subscriptions	2,800.97	0.11 %
9400-005	Travel Expense		0.00 %
Total Administrative and General Expenses		$6,036.14	0.24 %
Repairs & Maintenance			
9200-000	MAINT - Facility Repairs/Maint.	8,971.41	0.36 %
9200-001	MAINT - Kitchen Equipment	4,231.85	0.17 %
9200-002	MAINT - Bar Equipment	1,253.29	0.05 %
9200-003	MAINT - Air Cond./Refrigeration	3,535.98	0.14 %
9200-004	MAINT - Plumbing	2,934.41	0.12 %
9200-005	MAINT - Pest Control	623.02	0.02 %
9200-006	MAINT - Electrical and Mechanical	1,943.98	0.08 %
9200-007	MAINT - Grounds Maintenance	7,122.43	0.29 %
9200-008	MAINT - Safety Equipment	404.30	0.02 %
Total Repairs & Maintenance		$31,020.67	1.24 %
Occupancy Expenses			
9300-000	Rent	191,445.43	7.68 %
9300-001	Storage	659.40	0.03 %
9300-002	Insurance - Business	22,047.96	0.88 %
Total Occupancy Expenses		$214,152.79	8.59 %
Depreciation & Amortization Expenses			
9400-100	Depreciation Expense	38,800.80	1.56 %
Total Depreciation & Amortization Expenses		$38,800.80	1.56 %
Management Fees			
6500-000	Management Fees	299,900.00	12.03 %
Total Management Fees		$299,900.00	12.03 %
Total Other Expenses		**$1,127,474.67**	**45.22 %**
Other Income			
Other Income			
9401-000	Interest Income	52.09	0.00 %
9401-001	Other Income - PPP Non-Taxable	262,725.60	10.54 %

Profit & Loss

Oz. House LLC - Riverplace, Entity #1
Current Period: 1/1/2021 to 12/31/2021   Prior Period: 1/1/2022 to 1/31/2022

		Current Period	% of Sales
Other Income			
9401-003	Other Income	10,865.45	0.44 %
Total Other Income		$273,643.14	10.97 %
Total Other Income		**$273,643.14**	**10.97 %**
Net Income (Loss)		**$250,983.10**	**10.07 %**